June 28, 2011

VIA EDGAR, FACSIMILE AND OVERNIGHT DELIVERY

Ms. Stephanie L. Hunsaker

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	People’s United Financial, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 1, 2011

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Filed May 10, 2011

File No. 001-33326

Dear Ms. Hunsaker:

This letter is submitted on behalf of People’s United Financial, Inc. (the “Company”) in response to the letter dated June 6, 2011 from the Staff of the Securities and Exchange Commission (the “Commission” or “SEC”) transmitting their comments with respect to the above-referenced filings. The Staff’s specific comments are set forth verbatim below, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 27

Allowance for Loan Losses, page 27

1.	We note your disclosure here and in various places throughout your filing that you maintain the allowance for loan losses at a level that is deemed to be “adequate” to absorb probable losses inherent in the respective loan portfolios. If true, please revise your future filings to confirm that you recorded the allowance for loan losses at the amount that you believe to be the “appropriate” estimate of your inherent probable losses within your loan portfolio.

We have noted the Staff’s comment and will revise the appropriate sections of future filings, beginning with the Form 10-Q for the quarter ended June 30, 2011, to confirm that the allowance for loan losses has been recorded at the amount deemed to be the “appropriate” estimate of inherent probable losses within our loan portfolio.

2.	Please revise your disclosure in future filings to provide a more robust discussion of how you determine your allowance for loan losses for smaller-balance homogeneous loans with similar risk and loss characteristics. For example, explain whether you use a migration analysis based on historical loss factors, over what period the loss factors are derived and the basis for segregating your portfolio into pools with similar risk and loss characteristics.

We have noted the Staff’s comment and will revise, within the appropriate sections of future filings beginning with the Form 10-Q for the quarter ended June 30, 2011, our disclosures related to how we determine the allowance for loan losses for smaller-balance homogeneous loans with similar risk and loss characteristics. We expect such disclosure would be similar to the following:

[Existing disclosure] Pools of smaller-balance, homogeneous loans with similar risk and loss characteristics are also assessed for probable losses. These loan pools include residential mortgage, home equity and other consumer loans which are not assigned individual loan risk ratings. Rather, the assessment of these portfolios is based upon a consideration of recent historical loss experience, delinquency trends, and portfolio-specific risk characteristics, the combination of which determines whether a loan is classified as “High” risk, “Moderate” risk or “Low” risk. The risk characteristics considered include (i) collateral values/loan-to-value ratios (above and below 70%); (ii) borrower credit scores under the FICO scoring system (above and below a score of 680); and (iii) other relevant portfolio risk elements such as income verification at time of underwriting (stated income vs. non-stated income) and the property’s intended use (owner occupied, non-owner occupied, second home, etc.).

[New disclosure] In establishing the allowance for loan losses for residential mortgage loans, the Company principally considers historical portfolio loss experience of the most recent 3 and 5-year periods. We supplementally consider charge-off data over a longer period of time in further assessing historical loss trends. Based on the evaluation of our portfolio loss history, we believe that charge-offs incurred over the last 3 to 5 years provide a reasonable basis for estimating the inherent probable losses within our residential mortgage portfolio. In establishing the allowance for loan losses for home equity loans, the Company principally considers historical portfolio loss experience of the most recent 6 and 9-month periods.

With respect to portfolio stratification based on the aforementioned portfolio-specific risk characteristics, each risk category is currently assigned an applicable reserve factor. For residential mortgage loans, the “Moderate” (or baseline) reserve factor represents the portfolio’s net charge-off rate for the preceding fiscal year. For home equity loans, the “Moderate” (or baseline) reserve factor represents an average of the portfolio’s monthly net charge-off rates for the preceding fiscal year. Within each respective portfolio, the loan population deemed to be “High” risk is subject to a reserve factor equal to two times that of the applicable baseline factor while the loan population deemed to be “Low” risk is subject to a reserve factor equal to one-third of the applicable baseline factor. These adjustments around the baseline factor are intended to reflect the higher or lower probability of loss inherent in the corresponding portfolio stratification.

In addition to the portfolio-specific quantitative measures described above, the Company considers a variety of qualitative factors in establishing its allowance for loan losses that, generally, are based on management’s assessment of economic, market and industry conditions. Such qualitative factors include, but are not limited to: (i) present and forecasted economic conditions, including unemployment rates, new jobs creation, and consumer confidence levels; (ii) changes in industry trends, including the impact of new regulations, the origination market, the U.S. homeownership rate, and potential homebuyer levels; and (iii) trends in property values, including housing market indicators, foreclosure activity, housing inventory and distressed sale levels, and median sales prices/average market time.

Non-GAAP Financial Measures and Reconciliations to GAAP, page 31

3.	We note your reconciliation and calculation of the efficiency ratio on page 32. Please expand your disclosures in future filings to address the following:

We have noted the Staff’s comments listed below and will provide, in the Non-GAAP Financial Measures and Reconciliations to GAAP section of future filings beginning with the Form 10-Q for the quarter ended June 30, 2011, expanded disclosures with respect to the items specified below:

•

Explain in further detail the types of changes included in the “fair value adjustments” line item. For example, discuss whether it includes things such as non-recurring fair value measurements such as impairments to record loans at fair value less costs to sell, loans held for sale and other real estate owned and repossessed assets, or just things such as changes in the fair value of derivatives and trading securities;

The “fair value adjustments” line item reflects the impact of amortization and accretion associated with certain purchase accounting-related fair value adjustments recognized in connection with past business combinations. We make these adjustments because management believes such income and expense amounts are not relevant for purposes of evaluating operating efficiency.

•	Tell us why there were not fair value adjustments prior to 2008;

There were no fair value adjustments meeting the criteria specified above prior to 2008, as there were no business combinations completed during those prior periods.

•

Separately quantify and discuss what is classified as “other one-time charges” and clarify how it relates to “one-time charges” included as part of the adjustments to operating earnings on page 33; and

The “other one-time charges” of $14.8 million reflected in 2008 consist of the following: (i) costs incurred in connection with the death of our former CEO ($6.1 million); (ii) the establishment of an employment practices compliance accrual ($5.5 million); and (iii) an adjustment related to deferred rent on operating leases ($3.2 million).

This $14.8 million represents the “other one-time charges” component of the total amount of “merger-related expenses, core system conversion costs and other one-time charges and gains” of $48.9 million reflected as part of the adjustments to operating earnings for 2008 on page 33. Please refer to our response to comment #4 below.

•	Separately quantify and discuss what is classified as “other”.

Items classified as “other” and deducted from non-interest expense principally consist of certain franchise taxes, real estate owned (“REO”) expenses and contract termination costs. These amounts range, individually, from $300 thousand to $3.2 million for the years presented.

Items classified as “other” and deducted from non-interest income principally consist of gains associated with the sale of branch locations, a gain on the sale of mortgage servicing rights and interest on an income tax refund. These amounts range, individually, from $200 thousand to $2.9 million for the years presented.

We make these “other” adjustments because management believes such income and expense amounts are not relevant for purposes of evaluating operating efficiency.

We have noted the Staff’s comment and will, in future filings beginning with the Form 10-Q for the quarter ended June 30, 2011, provide disclosure with respect to the nature of items classified as “other”. We respectfully submit, however, that such amounts have not been material and, as a result, propose that the items need not be individually identified within the reconciliation provided that they continue to be immaterial.

4.	We note your presentation of “operating earnings” and “operating earnings per share” on page 33. In future filings, please separately quantify and identify each item as part of the reconciliation to the most closely comparable GAAP measure.

We have noted the Staff’s comment and will, in the Non-GAAP Financial Measures and Reconciliations to GAAP section of future filings beginning with the Form 10-Q for the quarter ended June 30, 2011, separately quantify and identify “operating earnings” and “operating earnings per share” as part of the reconciliation to the most closely comparable GAAP measure. We expect such disclosure would be similar to the following:

Years ended December 31 (in millions, except per share data)	2010	2009	2008	2007	2006

Net income, as reported	$85.7	$101.2	$137.8	$150.7	$124.0
Adjustments to arrive at operating earnings:
Merger-related expenses	23.3	2.0	36.5	—	—
Core system conversion costs	20.3	2.5	—	—	—
Other one-time charges	15.3	—	14.8	60.0	—
Other gains	—	—	(2.4)	—	—

Total pre-tax adjustments	58.9	4.5	48.9	60.0	—
Tax effect	(19.2)	(1.4)	(15.7)	(20.4)	—

Total adjustments, net of tax	39.7	3.1	33.2	39.6	—

Operating earnings	$125.4	$104.3	$171.0	$190.3	$124.0

Earnings per share, as reported	$0.24	$0.30	$0.41	$0.52	$0.41
Adjustments to arrive at operating earnings per share:
Merger-related expenses	0.04	—	0.07	—	—
Core system conversion costs	0.04	0.01	—	—	—
Other one-time charges	0.03	—	0.03	0.13	—
Other gains	—	—	—	—	—

Total adjustments	0.11	0.01	0.10	0.13	—

Operating earnings per share	$0.35	$0.31	$0.51	$0.65	$0.41

Residential Mortgage Lending, page 60

5.	We note your disclosure on page 62 that you have $1.8 billion of home equity credit lines and $217.6 million of second mortgages. Please respond to the following regarding your home equity credit line and second mortgage portfolio:

•

Tell us whether you are able to track whether the first lien position is in default, regardless of whether you hold the first lien loan. If so, please tell us the results of that data and consider providing disclosure of this information in future filings;

We are not able, at this time, to develop statistics for the entire home equity portfolio with respect to first liens serviced by third parties that are in front of our junior liens, as lien position data has not historically been captured on our loan servicing systems. Effective January 2011, we began tracking lien position data for all new originations and our Collections Department continues to add lien position data when a loan reaches 75 days past due in connection with our assessment of combined loan-to-value (“CLTV”) exposure. In addition, when we are notified that the holder of a superior lien has commenced a foreclosure action, our home equity account is identified in the collections system for ongoing monitoring of the legal action. As of March 31, 2011, the portion of our home equity portfolio greater than 90 days past due with a CLTV greater than 80% was $3.3 million.

When the first lien is held by a third party, we can, in some cases, obtain an indication that a first lien is in default through information reported to credit bureaus. However, because more than one mortgage may be reported in a borrower’s credit report and there may not be a corresponding property address associated with reported mortgages, we are unable to associate a specific first lien with our junior lien. We will consider providing disclosure of this information in future filings.

•	Tell us and disclose the percentage of the home equity credit line portfolio and second mortgage portfolio where you also hold the first lien;

Please refer to our response to the first bulleted item within this comment. Since January 2011, when we began tracking lien position information on new originations, we have originated home equity credit lines (“HELOCs”) and home equity loans (“HELs”) totaling $77.1 million. Of the total, we hold the first lien on $48.8 million. With respect to the remaining $28.3 million for which we do not hold the first lien, we do not have the ability in all cases to identify the holder of the first position, as explained above. We respectfully submit that until we develop first lien information for a larger portion of our portfolio, we do not intend to provide such disclosure in our filings.

•

Tell us whether the default and delinquency statistics for the second mortgages and home equity credit lines where you also hold the first lien show a different trend than situations where you do not also hold the first lien loan;

Please refer to our responses to the first two bulleted items within this comment. In light of the fact that we began tracking lien position information in January 2011, only limited default and delinquency statistics are available as of the date of this response. As a result, it is not possible, at the present time, for us to determine with any degree of certainty whether the default and delinquency statistics for the second mortgages and home equity credit lines where we also hold the first lien show a different trend than situations where we do not also hold the first lien loan.

•	Tell us and enhance disclosures in future filings to provide a discussion of how many borrowers are only paying the minimum amount due on your home equity credit line portfolio;

In March 2011, approximately 45% of our borrowers with balances outstanding under HELOCs paid only the minimum amount due. We will include this disclosure in future filings beginning with the Form 10-Q for the quarter ended June 30, 2011.

•

Describe the terms of the home equity credit lines in more detail. For example, tell us how long the draw periods are for the loans and provide more quantitative data on when the loans convert to amortizing; and

The majority of our HELOCs have an initial draw period of 9 1/2 years followed by a 20-year repayment phase. During the initial draw period, interest-only payments are required, after which the disbursed balance is fully amortized over a 20-year repayment term. HELOCs carry variable rates indexed to the Prime Rate with a lifetime interest rate ceiling and floor, and are secured by first or second liens on the borrowers’ primary residence. The rate used to qualify borrowers is the Prime Rate plus 5.00%, even though the initial rate may be substantially lower. The maximum loan-to-value ratio is 80% on a single-family property, 70% on a two-family property and 65% on a condominium. Lower loan-to-value ratios are required on larger line amounts. The minimum FICO credit score is 680. The borrower has the ability to convert the entire balance or a portion of the balance to a fixed-rate term loan during the draw period. There is a limit of three term loans which must be fully amortized over a term not to exceed the original HELOC maturity date.

A smaller portion of our HELOC portfolio has an initial draw period of 10 years with a variable rate interest-only payment after which there is a 5-year amortization period. An additional small portion of our HELOC portfolio has a 5-year draw period which, at our discretion, may be renewed for an additional 5-year interest-only draw period.

Most of our fixed rate HEL portfolio fully amortizes over terms ranging from 5 years to 20 years. HELs are limited to first or second liens on a borrowers’ primary residence. The maximum loan-to-value ratio is 80% on a single family property, 70% on a two-family property and 65% on a condominium. Lower loan-to-value ratios are required on larger line amounts.

The following table sets forth the amount of the HELOCs scheduled to have the draw period end during the years shown (dollars in millions):

December 31,	Expiring Credit Lines

2011	$64.2
2012	128.6
2013	283.5
2014	364.3
2015	396.5
2016	399.3
Later years	1,806.1

Total	$3,442.5

•	Tell us whether the default and delinquency statistics for amortizing loans show a different trend than situations where the home equity loans have not converted to amortizing.

Essentially all (99%) of our HELOCs are presently in their draw period. Our default and delinquency statistics indicate a higher level of occurrence for converted amortizing payment loans when compared to HELOCs that are still in the draw period. The delinquency statistics at March 31, 2011 are as follows (dollars in millions):

HELOC Status	Portfolio Balance	Delinquencies	Delinquency %
Still in draw period	$1,693.4	$15.7	0.93%
Amortizing payment	16.1	0.7	4.35%

Asset Quality

Portfolio Risk Elements – Residential Mortgage Lending, page 63

6.	We note your disclosure on page 64 regarding your representations and warranties exposure. We also note your past practice of selling a significant amount of your residential mortgage loans into the secondary market, particularly during the late 2006-early 2010 time-period. Please tell us and revise your future filings to disclose whether in fact you have been receiving any repurchase requests from the GSEs and other third-party investors with respect to alleged breaches of representations, describe your process for estimating your exposure as a result of such claims, and clarify whether you have recorded a liability for this exposure. In addition, to the extent that the volume of these repurchase requests increase or your exposure becomes material, please consider providing the following disclosures in your future filings:

Since January 1, 2009, we have repurchased from GSEs and other third-party investors a total of 13 residential loans which we had previously sold to such parties. The total balance of the loans at the time of repurchase was $2.7 million and we incurred $64 thousand in related fees and expenses. During that same time period, we have issued investor refunds and/or make-whole payments, including payments under contractual obligations as a result of early payoffs, totaling $567 thousand related to 48 loans. Based on the limited number of repurchase requests received in that time period, the immaterial cost associated with such repurchase requests, and management’s view that this past experience is consistent with our current and near-term estimate of such exposure, the Company has not established a related liability. We will include disclosure similar to the foregoing in the Portfolio Risk Elements – Residential Mortgage Lending section of future filings beginning with the Form 10-Q for the quarter ended June 30, 2011.

We have noted the Staff’s comment with respect to a potential future increase in the volume of repurchase requests, or in our exposure to such matters, and will consider making the disclosures listed below in our future filings, as appropriate.

•

Providing a roll-forward of the reserve presenting separate amounts for increases in the reserve due to changes in estimate and new loans sales and decreases attributable to utilizations/realization of losses;

•	Discussion of time period permitted to respond to the request and ramifications of a non-timely response;

•	Levels of unresolved claims existing at the balance sheet date by claimant;

•	Disclosure, by claimant and loan type, of the amount of unpaid principal balance of loan repurchase requests that were resolved during the period;

•	Description of methodology and key assumptions used in determining the repurchase reserve;

•	Qualitative discussion of any trends in claimant requests or types of provisions causing the repurchase requests;

•	Rejected claim success rates, by type of claimant;

•

Whether you have recourse back to any broker or mortgage company who sold you the loan, and if so, the types of actions, and success rates, of getting reimbursed for the claim. Also discuss how this expectation is being factored into the reserve obligation; and

•

To the extent that it is at least reasonably possible that exposure to loss exists in excess of amounts accrued, discuss the possible loss of range of loss or provide explicit disclosure why an estimate cannot be made.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, page F-8

Loans, page F-10

7.	We note your disclosure on page F-11 that if a loan is impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported at the present value of estimated future cash flows using “the loan’s existing rate” or the “fair value of the collateral” if repayment is expected solely from the collateral. We also note your disclosure on page F-12 that individually impaired loans are measured based upon observable market prices, the present value of expected future cash flows discounted at the loan’s “original effective interest rate” or the value of the collateral less costs to sell. Please confirm, and clarify in future filings, that for purposes of measuring impairment for loans using a discounted cash flow approach that you are using the loan’s original effective interest rate in all cases, in accordance with the guidance in ASU 310-10-35-22, as well as confirm that when you measure impairment based on the collateral value, that the measurement is always recorded based upon fair value of the collateral less costs to sell.

We confirm that for purposes of measuring impairment for loans using a discounted cash flow approach, we use the loan’s original effective interest rate in all cases. We also confirm that when impairment is measured based on the collateral value, the measurement is always recorded based upon the fair value of the collateral less costs to sell. We will clarify these disclosures within the appropriate sections of future filings beginning with the Form 10-Q for the quarter ended June 30, 2011.

Note 2 – Acquisitions, page F-21

8.	We note your disclosure on page F-25 that the discounts on the loans acquired in your 2010 acquisitions were due, in part, to credit quality. We also note that you have applied the provisions of ASC 310-30 to all of your loans acquired in 2010. Please respond to the following:

•	Tell us how you determined that the discounts on all these loans – particularly those that were not part of a failed bank acquisition – were attributable, in part, to credit quality;

In connection with each acquisition completed during 2010, we conducted a thorough due diligence process for the acquired loan portfolio, which included an assessment of historical portfolio charge-off rates, delinquency trends, and underlying collateral values as well as detailed credit reviews of a representative sample of each entity’s performing and non-performing loans. Our due diligence procedures were undertaken with the objective of determining an estimate of credit losses inherent within each acquired portfolio in a manner consistent with the approach that would be used by other market participants. As of the respective acquisition closing dates, a loan tape containing loan-specific information (e.g. outstanding balance, interest rate, term, re-pricing dates, etc.), was generated from each acquired entity’s respective loan system and provided to an independent, nationally-recognized, third-party valuation specialist. The valuation specialist uploaded both the information contained in the loan tape and the Company’s estimate of credit losses into their proprietary valuation model in order to estimate each portfolio’s acquisition date fair value. The portfolio fair value was determined on a loan-by-loan basis, with the portion of each loan’s discount related to credit quality separately identified from the valuation adjustment attributable to non-credit factors (e.g. interest rates).

The third-party’s valuation model incorporates a variety of data inputs, including inputs that result in an estimate of uncollectible cash flows (i.e. the reduction in fair value attributable to credit quality). In addition to incorporating an estimate of expected credit losses, the valuation model utilizes the following inputs in order to project expected cash flows: rate type (fixed or variable); payment type (interest only or principal and interest); weighted average coupon rate; estimated prepayments based on market participant assumptions; weighted average maturity; and accrual status. After analyzing the model’s results, we concluded that at least part of the discount on the acquired loans was attributable to credit quality. Therefore, we applied the provisions of ASC 310-30 to all loans acquired.

The Company’s application of ASC 310-30 to all loans acquired in 2010 was based on the guidance set forth in a letter dated December 18, 2009 from the AICPA Depository Institutions Expert Panel (“DIEP”) to the Office of the Chief Accountant of the SEC. In that letter, the AICPA DIEP confirmed the SEC Staff’s position with regard to loan receivables that are not within the scope of ASC 310-30, but:

a) are acquired in a business combination or asset purchase;

b) result in recognition of a discount attributable, at least in part, to credit quality; and

c) are not subsequently accounted for at fair value.

As indicated in the DIEP letter, in these circumstances the SEC Staff would not object to the use of either the expected cash flows method as described in ASC 310-30 or the contractual cash flows method described in ASC 310-20. The loans that we acquired in 2010 business combinations were recorded at a discount attributable, at least in part, to credit quality; further, the acquired loans are not subsequently accounted for at fair value. Based on the DIEP letter, the Company elected to apply the provisions of ASC 310-30 to its 2010 business combinations which involved loans acquired at a discount that was due, at least in part, to credit quality.

•

Explain whether this determination was made on a loan-by-loan or pooled basis. To the extent that your determination was made on a pooled basis, tell us how you considered the guidance in ASC 310-30-15-7 which requires that each loan first be individually determined to meet the scope of ASC 310-30-15-2 before it can be aggregated into a pool of loans with common risk characteristics;

As stated above, the acquisition date fair value of each acquired portfolio, inclusive of the discount related to credit quality, was determined on a loan-by-loan basis. As described below, the acquired loans were subsequently aggregated into pools, unique to each transaction, based on common risk characteristics.

•	Tell us specifically whether you believe that all of the loans in each pool evidenced credit deterioration on an individual basis and explain your basis for that belief;

We believe that all of the loans within each established pool evidenced credit deterioration on an individual basis. The basis for that belief is the acquisition date portfolio valuation analysis used to estimate fair value which separately identified the discount related to credit quality. Please refer to our response to the first bulleted item within this comment.

•

More clearly explain your basis for segregating your acquired loans into pools with common risk characteristics and quantify the number of pools identified for each acquisition. In this regard, discuss how you determined that additional loan pools were not needed based on aggregation of common risk characteristics at a more granular level (e.g., based on risk ratings, FICO scores, size, interest rate, vintage, term, etc.); and

We evaluated each acquired portfolio based on its particular characteristics, complexity and materiality. In doing so, the acquired loans were segregated into pools based on their principal common risk characteristics such as broad asset type and accrual status. Additional portfolio characteristics, such as risk rating, interest rate, and term, were considered as a basis for pool segregation but did not, based on the results of our review, indicate other common risk characteristics that would warrant further disaggregation of the acquired portfolio.

A discussion of our considerations specific to each acquired portfolio is provided below.

The Bank of Smithtown (“Smithtown”) portfolio had an aggregate fair value of $1.6 billion, or approximately 11% of our total loan portfolio, as of the date of acquisition. The portfolio contained a large concentration of commercial real estate and construction loans (approximately 90% of outstanding balances), a large portion of which were classified as non-performing ($260 million, or approximately 14% of outstanding balances). At the time of the acquisition, Smithtown was operating under a supervisory order issued by its primary regulator after reporting significant operating losses and declining capital levels resulting from credit losses and deteriorating portfolio quality. In the case of this acquisition, we identified six pools segregated on the basis of loan type and accrual status. In addition, based on the distinctive characteristics of the acquired non-performing commercial real estate and construction loans (approximately 150 loans), we decided it was appropriate to account for those loans on an individual, loan-by-loan basis. As of March 31, 2011, the net carrying amount of the acquired Smithtown portfolio totaled $1.5 billion.

The Financial Federal portfolio (a national equipment financing portfolio) had an aggregate fair value of $1.2 billion, or approximately 8% of our total loan portfolio, as of the date of acquisition. Given the limited nature of the product offerings, the portfolio did not present a high degree of complexity. In the case of this acquisition, we identified four pools, segregated on the basis of product type and accrual status. As of March 31, 2011, the net carrying amount of the acquired Financial Federal portfolio totaled $574.6 million.

The River Bank portfolio had an aggregate fair value of $518.2 million, or approximately 3% of our total loan portfolio, as of the date of acquisition. The portfolio was comprised, primarily, of commercial real estate loans (approximately 54% of outstanding balances) and residential mortgage loans (approximately 24% of outstanding balances). In the case of this acquisition, we identified six pools, segregated on the basis of loan type and accrual status. As of March 31, 2011, the net carrying amount of the acquired River Bank portfolio totaled $484.3 million.

The Butler Bank portfolio had an aggregate fair value of $140.6 million, or approximately 1% of our total loan portfolio, as of the date of acquisition. The portfolio was comprised, primarily, of residential mortgage loans (approximately 54% of outstanding balances) and commercial real estate and construction loans (approximately 34% of outstanding balances). The assets of Butler Bank were assumed in connection with an FDIC-assisted transaction following that institution’s closing on April 15, 2010. In the case of this acquisition, we identified four pools, segregated on the basis of loan type and accrual status. As of March 31, 2011, the net carrying amount of the acquired Butler Bank portfolio totaled $99.9 million.

Based on our consideration of the aforementioned portfolio attributes, we believe that the number of pools identified for each acquisition is sufficient and appropriately reflects the common risk characteristics within each portfolio.

•

In cases where you may have determined that a loan evidenced impairment even though it was performing under the terms of the loan agreement, please tell us in detail how you determined that the loan exhibited signs of credit deterioration such that the discount on the loan was attributable, in part, to credit quality. Identify the information you relied on in making that determination.

Please refer to our response to the first bulleted item within this comment.

9.	Tell us, and disclose in future filings, the factors that make up the goodwill recognized in your acquisitions, as well as the amount of goodwill that is expected to be deductible for tax purposes, in accordance with ASU 805-30-50-1.

Our recent acquisitions have been undertaken with the objective of expanding our business, both geographically and through the products we offer, as well as realizing synergies and economies of scale by combining with the acquired entities. For these reasons, we paid a market-based premium for the acquired entities which, in turn, resulted in the recognition of goodwill.

All of our tax deductible goodwill was created in transactions in which we purchased the assets of the target (as opposed to purchasing the issued and outstanding stock of the target). As of December 31, 2010, the balance of our tax deductible goodwill totaled $50.5 million and related, almost entirely, to the Butler Bank acquisition completed in April 2010.

We have noted the Staff’s comment and will, in future filings beginning with the Form 10-Q for the quarter ended June 30, 2011, provide disclosure of such information within the appropriate sections of such filings.

Note 4 – Securities, page F-28

10.	We note that you have $55.0 million of corporate debt securities classified as held to maturity as of December 31, 2010. We also note that the fair value of these securities has not changed since being acquired in 2009, up through and including March 31, 2011. Please tell us the types of securities included in this portfolio and discuss the factors you believe are driving the fair value to equal cost since their acquisition date.

The $55.0 million of corporate debt securities classified as held to maturity as of the dates specified above represents an obligation of a single issuer (a well-capitalized bank subsidiary of a publicly-traded bank holding company) which was acquired in 2009 in connection with a private placement offering. The security carries a coupon rate of 9.0% and matures in August 2019. Subsequent to the purchase date, we have evaluated, on a quarterly basis, the financial condition of the issuer by reference to periodic filings made with the Commission as well as the issuer’s Standard & Poor’s credit rating (BBB+). In the period since issuing the debt security, the issuer has demonstrated continued access to the capital markets and its regulatory capital ratios remain in excess of the threshold for classification as “well-capitalized”. Based on our monitoring of the issuer’s stable financial condition and our assessment that the coupon rate continues to approximate a reasonable market yield for an issuer of similar credit risk, we concluded that the fair value of the security approximated its cost at each reporting date through March 31, 2011. Changes in fair value will be reported in future filings, where applicable.

Note 5 – Loans, page F-31

11.	You indicate that the loan table on page F-31 summarizes your loans by portfolio segment and class. However, it does not appear that you have separately classified your acquired loans accounted for under ASC 310-30 as a separate class of financing receivables. ASU 2010-20 indicates that the initial measurement attribute (e.g., amortized cost or purchased credit impaired) should be a basis for separately identifying a class of financing receivables. Please confirm for us and revise your future filings to disclose whether you consider your purchased credit impaired (PCI) loans to be a separate class of financing receivables. If you do not consider PCI loans to be a separate class, please tell us why. Refer to ASC 310-10-55-16.

We confirm, in accordance with ASU 2010-20, that our acquired loans do represent a separate class of financing receivables determined on the basis of initial measurement attribute. We have noted the Staff’s comment and will, in future filings beginning with the Form 10-Q for the quarter ended June 30, 2011, revise the loan table referred to above in order to disclose our purchased credit impaired loans as a separate class of financing receivables.

12.	We note your disclosure that the amount of non-performing loans is reported net of government guarantees. We also note your disclosure that the table excludes acquired loans that meet your definition of non-performing loans but for which the risk of credit loss has been considered by virtue of your estimate of acquisition-date fair value and/or the existence of an FDIC loss-share agreement. Please tell us, and revise your disclosure in future filings to address the following:

•	Please clarify if the government guarantees is referring to the same thing as the loans covered by the FDIC loss-share agreement;

•

Clarify whether the amount of the government guarantee represents the fair value of the government guarantee, or whether it represents the carrying value of the loans that are covered by the government guarantee;

•	Discuss the nature of the government guarantees and the extent of coverage provided (full or partial guarantee), as well as the principal loan class to which the guarantees relate; and

•

Quantify the amount of loans that are excluded from the non-performing asset table due to the fact that they are (1) accounted for under ASC 310-30 (purchased credit impaired loans) and (2) covered by an FDIC loss share agreement.

Our recorded investment in originated non-performing loans, as disclosed in footnote 1 to the table, has been presented net of government guarantees. The guarantees referred to in footnote 1 do not relate, in any way, to the FDIC loss-share agreement referred to in the paragraph below the table (that paragraph relates, specifically, to loans acquired, including those acquired in connection with our FDIC-assisted transaction).

The government guarantees referred to in footnote 1 to the table relate, almost entirely, to guarantees provided by the Small Business Administration, as well as selected other Federal agencies. The amounts disclosed in the footnote represent the carrying values of the related loans covered by the government guarantees, the extent of which (i.e. full or partial guarantee) varies by loan. The principal loan classes to which the government guarantees relate are commercial and industrial loans (approximately 90%) and commercial real estate loans (approximately 10%).

The amount of loans excluded from the non-performing loan table due to the fact that they are (i) accounted for under ASC 310-30 (purchased credit impaired loans) or (ii) covered by an FDIC loss-share agreement totaled $310 million and $14 million, respectively, at March 31, 2011 and $342 million and $18 million, respectively, at December 31, 2010.

We will, in future filings beginning with the Form 10-Q for the quarter ended June 30, 2011, provide additional disclosure about our government guarantees addressing the Staff’s comments, as well as the composition of the loans excluded from our non-performing loan table.

13.	We note that you provide tabular disclosure of your originated nonperforming loans on page F-34. Please revise the table on page F-34 to disclose your “recorded investment” in nonaccrual financing receivables as required by ASC 310-30-50-7(a). Your current disclosure presents the principal balances of such loans.

We have noted the Staff’s comment and will, in future filings beginning with the Form 10-Q for the quarter ended June 30, 2011, revise the table disclosing originated non-performing loans to reflect the Company’s “recorded investment” in such loans rather than the “principal balances” of such loans.

14.	We note that your disclosure regarding credit quality indicators on page F-36 and F-37. Tell us why you would segregate your impaired loans for purposes of disclosing your credit quality indicators rather than including them in their respective risk rating or classification buckets. Please advise and revise your future filings accordingly.

We provided the disclosure in this format based on our view that it reflected the manner in which we determine the allowance for loan losses, with impaired loans segregated and accounted for in accordance with ASC 310-10. We believed this presentation would facilitate the reader’s understanding, as the total amount of impaired loans reflected in the credit quality indicators table on page F-36 agreed to the total of the “recorded investment” column in the impaired loans table presented on page F-35.

However, we have noted the Staff’s comment and agree that a better presentation would be to include impaired loans in their respective risk rating or classification buckets. Accordingly, we will, in future filings beginning with the Form 10-Q for the quarter ended June 30, 2011, revise our disclosure of credit quality indicators to include impaired loans within their respective risk rating or classification buckets rather than being segregated on their own line. Since these are impaired loans, we expect that such amounts would generally be included within the “Substandard” category for Commercial Banking loans and within the “High” risk category for Retail loans.

15.	We are also unclear as to why you have not disclosed the credit quality indicators for your acquired loan portfolio. We note your disclosure on page F-37 that while acquired loans are risk rated, such ratings are not a determining factor in the establishment of the allowance for loan losses. However, as noted in ASC 310-10-50-28, the purpose of disclosing these credit quality indicators is to provide information that enables financial statement users to (a) understand how and to what extent management monitors the credit quality of its financing receivables in an ongoing manner and (b) assess the quantitative and qualitative risks arising from the credit quality of its financing receivables. Given that your acquired loans appear to be risk rated in a manner similar to your originated loans, we believe that disclosure of the credit quality indicators for this portfolio is necessary to meet the objective of ASC 310-10-50-28. Therefore, please revise your future filings accordingly.

Upon acquiring a loan portfolio, our Internal Loan Review Department undertakes the process of assigning risk ratings to all Commercial Banking loans in accordance with our established policy, which may differ in certain respects from the risk rating policy of the predecessor company. The length of time necessary to complete this process varies based on the size of the acquired portfolio, the quality of the documentation maintained in the underlying loan files, and the extent to which the predecessor company followed a risk rating approach comparable to ours. As a result, while acquired loans are risk rated, there are occasions when such ratings may be deemed “preliminary” until our re-rating process has been completed.

However, we have noted the Staff’s comment and will, in future filings beginning with the Form 10-Q for the quarter ended June 30, 2011, revise our disclosure to provide detail of the credit quality indicators for the acquired loan portfolio in a manner similar to that provided for the originated loan portfolio.

16.	With respect to your Commercial Banking credit quality indicators, we note your disclosure on page F-37 that risk ratings are updated as warranted. Please revise your future filings to provide more specific disclosure as to when the credit quality indicators were updated. In this regard, please also clarify whether your risk ratings are updated on a periodic basis (i.e., quarterly) and more frequently if warranted. To the extent that risk ratings are not updated on a periodic basis, explain how this impacts your determination of the allowance for loan losses for your Commercial Banking portfolio which, based on your accounting policy disclosure, appears to rely heavily on loan risk ratings.

Risk ratings on Commercial Banking loans are subject to ongoing monitoring by lending and credit personnel with such ratings updated annually or more frequently, if warranted. The Company’s Internal Loan Review Department is responsible for independently confirming the appropriateness of those risk ratings in connection with its cyclical portfolio reviews, which are risk-based and determined by reference to factors including underlying portfolio credit quality and the results of prior internal loan reviews. Any changes in risk ratings noted in the periodic portfolio reviews are communicated to management and reflected in our loan system each month.

We have noted the Staff’s comment and will, in future filings beginning with the Form 10-Q for the quarter ended June 30, 2011, provide disclosure of the above information as part of our discussion of Commercial Banking credit quality indicators.

17.	With respect to your Retail credit quality indicators, please revise your disclosure in future filings to provide qualitative information on how your internal risk classifications relate to the likelihood of loss as required by ASC 310-10-50-30. Please also disclose the date or range of dates that the credit quality indicators were updated as required by ASC 310-10-50-29.

As noted in our response to comment #2, the Retail loan portfolio is stratified based on portfolio-specific risk characteristics, the combination of which determines whether a loan is classified as “High” risk, “Moderate” risk or “Low” risk. The risk characteristics considered include (i) collateral values/loan-to-value ratios (above and below 70%); (ii) borrower credit scores under the FICO scoring system (above and below a score of 680); and (iii) other relevant portfolio risk elements such as income verification at time of underwriting (stated income vs. non-stated income) and the property’s intended use (owner occupied, non-owner occupied, second home, etc.).

For example, to the extent loan-to-value ratios exceed 70% (reflecting a weaker collateral position for the Company) or borrower FICO scores are less than 680 (reflecting weaker financial standing and/or credit history of the customer), the loans are considered to have an increased level of inherent loss. Conversely, as loan-to-value ratios decline (reflecting a stronger collateral position for the Company) or borrower FICO scores exceed 680 (reflecting stronger financial standing and/or credit history of the customer), the loans are considered to have a decreased level of inherent loss. A similar analysis applies to (i) the extent of underwriting that occurred at the time of origination (direct income verification provides further support for credit decisions) and (ii) the property’s intended use (owner-occupied properties are less likely to default compared to ‘investment-type’ non-owner occupied properties, second homes, etc.). Loan-to-value ratios and FICO scores are determined at origination and updated periodically throughout the life of the loan. Loan-to-value ratios are updated when a loan becomes 90 days past due and FICO scores are updated twice each year, in January and July. The portfolio stratification (High, Moderate and Low risk) and identification of the corresponding credit quality indicators occurs quarterly.

We have noted the Staff’s comment and will, in future filings beginning with the Form 10-Q for the quarter ended June 30, 2011, provide disclosure of the above information as part of our discussion of Retail credit quality indicators.

Note 6 – Goodwill and Other Acquisition-Related Intangibles, page F-38

18.	We note your disclosure on page F-39 regarding the reassessment of your trade name intangible as a result of your decision to re-brand the Chittenden banks. Please respond to the following:

•	Provide us with a more comprehensive description of your re-branding process, including the timeframe over which the former Chittenden banks were or will be re-branded;

On January 1, 2008, the Company acquired Chittenden Corporation (a multi-bank holding company) headquartered in Burlington, Vermont. The Chittenden family of banks consisted of six separate institutions operating in four states:

•	Chittenden Bank (Vermont)

•	The Bank of Western Massachusetts (Massachusetts)

•	Flagship Bank & Trust (Massachusetts)

•	Maine Bank & Trust (Maine)

•	Merrill Bank (Maine)

•	Ocean Bank (New Hampshire).

This transaction, which was priced at a 31% premium as a result of Chittenden’s strong New England presence, made the Company the largest independent bank headquartered in New England with over 300 branches and $15 billion in deposits throughout six states.

Effective with the acquisition, each bank was converted to its own Federal charter with separate management, separate boards, and separate regulatory oversight (all OTS regulated). The merger agreement included a provision requiring the Company to maintain the autonomy of each institution, including the continued operation of each under its existing name, for a period of at least one year. In light of this provision and the fact that the Chittenden transaction represented the first significant acquisition in our history (and our only acquisition outside the state of Connecticut at that time), we did not have definitive re-branding plans for the legacy Chittenden banks at the time of the acquisition. As such, the trade name intangible associated with those institutions was deemed to be indefinitely-lived. In addition to the trade name intangible, the Chittenden transaction also resulted in the recognition of core deposit and customer relationship intangibles (related to the Chittenden insurance and trust businesses) that were assigned economic lives of 10-15 years.

In July 2008, the Board of Directors of the Company approved a plan to consolidate each of the Chittenden banks with and into People’s United Bank. The consolidation of the Chittenden banks received regulatory approval on October 29, 2008 and occurred on January 1, 2009. The consolidation of the Chittenden banks was undertaken to reduce administrative costs and address operational inefficiencies such as the requirement to maintain separate boards and file separate regulatory reports. After the consolidation, each institution continued to operate under its pre-merger name, further described as “a division of People’s United Bank”.

In 2009, in an effort to migrate all aspects of our operations and geographic franchise to a common operating platform (the legacy Chittenden banks had continued to use the pre-acquisition operating system), we embarked on a significant initiative to convert our core operating systems to a single platform. The first phase of the core system conversion involved the legacy People’s United Bank franchise and was completed in February 2010; the conversion of the remainder of the organization (i.e. the legacy Chittenden franchise) was scheduled to be completed in July 2010. That latter conversion was completed as scheduled.

In the second quarter of 2010, we determined that the trade name intangible acquired in connection with the Chittenden transaction and previously deemed to be indefinitely-lived, had become finite-lived as a result of our decision to “re-brand” the former Chittenden banks as People’s United Bank upon the completion of the core system conversion in July 2010. Management believes the name change better leverages the “People’s United” brand and the full range of services available to its customers. The physical re-branding of branch signage, etc. was completed in the fourth quarter of 2010.

As outlined above, the ultimate decision to re-brand the Chittenden banks evolved over time as a gradual integration plan was developed and completed with respect to the legacy Chittenden banks. This measured approach to re-branding was a direct reflection of our acknowledgement of the significant franchise value attributable to the Chittenden brand names within the New England markets in which the legacy banks operated. As a result of our determination that the trade name intangible was no longer indefinitely-lived, and in accordance with ASU 350-30-35-17, we performed a final impairment test of the trade name intangible as of June 30, 2010 and determined an appropriate useful life over which to amortize the recorded balance.

•

Provide us with the impairment analysis you performed as of June 30, 2010. This analysis should include the valuation model used to estimate the fair value of your trade name intangible at that date, including the significant assumptions used; and

The trade name intangible impairment analysis as of June 30, 2010 was prepared by an independent, nationally-recognized, third-party valuation specialist (the same specialist that initially determined the fair value of the asset upon its acquisition in January 2008). The fair value of the trade name, both at acquisition and in June 2010, was determined using the relief-from-royalty method (under the Income Approach to valuation) which attributed value to the trade name intangible based on the future royalty cost savings attributable to the asset.

The primary assumptions applied by the specialist in the valuation under the relief-from-royalty method were as follows at June 30, 2010:

•

Estimated revenue base – For the Commercial Banking segment and the Retail and Business Banking segment, the revenue base consisted of net interest and fee income, as well as an allocation from the Treasury function. The revenue base for the Wealth Management segment consisted, primarily, of non-interest (fee) income. Each estimated revenue base reflected management’s expectations with respect to the future performance of the business, including asset growth, as well as the effect of forecasted changes in interest rates by reference to U.S Treasury forward rates.

•

Royalty rate – In estimating the royalty rate of approximately 2.3%, consideration was given to the nature of the trade names, including the history and reputation of each of the Chittenden banks within the markets they served, the historical and projected revenue growth associated with those institutions and an analysis of comparative trade name royalty rates.

•	Discount rate – The discount rate of 10% was determined by reference to the risk-free rate, as adjusted for an equity beta, an equity market risk premium, and a company size premium.

•	Terminal value – The terminal value was computed using the constant growth model and perpetual segment growth rates of 3-5%.

Using these assumptions, the results of the specialist’s valuation and our impairment analysis were as follows (in millions):

Present value of after-tax royalty savings and terminal value	$131.6
Present value of tax amortization benefits	26.0

Fair value of trade name intangible asset	$157.6

Carrying amount of trade name intangible asset	$122.7

Impairment	None

•

Tell us how you determined that a 20-year amortization period for the remaining trade name intangible was appropriate considering your timeline (or phase-in period) for completing the re-branding initiative.

At the time the decision was made to re-brand the Chittenden banks, we determined that the trade name intangible would continue to be held and used for defensive purposes, protecting our legal rights with respect to the asset. We determined that the market’s awareness and the value of the trade name intangible would diminish over time, thereby limiting the related economic life. We also concluded that the economic life of this defensive intangible asset should reflect the period over which we would benefit from the preservation of future cash flows attributable to both current and future customers of the former Chittenden banks.

The estimate of the asset’s economic life was prepared by the same independent, nationally-recognized, third-party valuation specialist that performed the original valuation of the asset upon its acquisition as well as the subsequent June 2010 impairment analysis. In formulating the estimate of the asset’s economic life, consideration was given to a key factor that differentiates the value of a bank trade name from other industries, namely the inherent value derived from the customer experience and longer-term fiduciary nature of a banking relationship, particularly in cases where the value proposition includes an array of products and services (i.e. “one-stop shopping”). With that in mind, we concluded that there is a strong correlation between the economic life of a bank trade name and the following: (i) the depth and duration of a bank’s presence in the communities it serves; (ii) its corresponding market share; (iii) the level of brand awareness; and (iv) the degree of customer loyalty. Our conclusion further considered the age of each institution along with its relative market share in deposits, on both a percentage and rank basis. For example, Chittenden Bank, the flagship legacy bank founded in 1904, held a 24% deposit market share in Vermont, ranking it #1 in the state. Chittenden Bank accounted for nearly 65% of the total value of the trade name intangible as of the date of acquisition, reflecting the depth and duration of its presence in the Vermont communities it served.

To estimate the rate at which customer association with the legacy bank trade names might decline with the passage of time, the specialist considered the level of annual customer attrition attributable to competition from other bank brands. To estimate this competition-based attrition rate, annual deposit customer attrition was analyzed for each of the Chittenden banks. For purposes of this analysis, we used data from the previous study of depositor attrition performed in connection with the valuation of the Chittenden core deposit intangible in January 2008. Beginning with the previously determined average annual attrition rates for each legacy Chittenden bank, the specialist subtracted components of the attrition rate attributable to factors other than competition, including mortality, inter-county moves, and disintermediation. The remainder represented attrition related to competition.

Using the results of this analysis, the specialist determined an economic life for each of the legacy Chittenden trade names. Based on those economic lives, we concluded that the trade name intangible asset should be amortized over a 20-year period beginning July 1, 2010. We also concluded that the related expense recognition should occur in a manner commensurate with the pattern of the economic benefit. Accordingly, an accelerated amortization method was adopted resulting in greater expense recognition in the earlier years of the established useful life, reflecting the greater contribution of the trade name to the protection of cash flows in those years.

Note 12 – Income Taxes, page F-43

19.	We note your disclosure that in 1998 you formed a passive investment company, People’s Mortgage Investment Company, which permits transfers of mortgage loans to that subsidiary, and the related earnings of the subsidiary, and any dividends paid to the parent, are not subject to Connecticut income tax. Please respond to the following:

•	Tell us whether you transfer all of your mortgage loans to People’s Mortgage Investment Company, and if not, tell us factors driving which loans are transferred to that subsidiary; and

•

Given that you have established a valuation allowance for the full amount of your Connecticut deferred tax asset attributable to net temporary differences and state net operating loss carry forwards, please tell us why you established this entity in Connecticut and describe the business purposes and benefits arising from the use of the entity.

In 1998, the State of Connecticut enacted Public Act 98-110, which allowed a Financial Services Company or an Insurance Company (as defined) to form a Passive Investment Company (“PIC”). The benefits associated with establishing a PIC include the following:

•	PICs are exempt from the Connecticut corporation business tax; and

•	Any dividends received, directly or indirectly, by the parent from such companies do not constitute gross income for corporation business tax purposes.

Eligible investments of a PIC are limited to (i) loans secured by real property and (ii) short term investments of cash (e.g. escrow accounts). Included in the definition of loans secured by real property are lines of credit such as home equity loans and/or constructions loans, provided such loans are secured by real property. People’s United Bank (the “Bank”) currently transfers to the PIC, via a blanket assignment, all newly originated loans secured by real property other than loans that are classified as “held for sale”.

On a stand-alone basis, the Bank generates net operating losses for Connecticut corporation business tax purposes, as the interest income on the loans transferred to the PIC is reflected in PIC earnings without an allocation of interest expense to the PIC. As noted above, the PIC is exempt from the Connecticut corporation business tax. As of December 31, 2010, the Bank had approximately $1.4 billion in Connecticut net operating loss carry forwards which, under current law, will likely not be utilized within the 20-year carry forward period. Accordingly, a full valuation allowance has been recognized for the Connecticut deferred tax asset attributable to the Bank’s net temporary differences and Connecticut net operating loss carry forwards.

The business purposes and benefits of the PIC are tax planning and cash flow oriented. We pay minimal Connecticut income taxes and expect that we will continue to do so as long as the Connecticut law allowing the transfer of loans to the PIC remains in effect.

Note 19 – Fair Value Measurements, page F-64

20.	We note that you utilize the services of independent pricing services in certain of your fair value estimates. Please tell us and revise your future filings to disclose the extent to which, and how, the information is obtained and used in developing your fair value measurements. In this regard, please also disclose the following:

•	Explain whether, and if so, how and why, you adjust prices obtained from independent pricing services;

•

Discuss the extent to which the pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations; and

•

Describe the procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with ASC 820, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Substantially all of our available-for-sale securities represent mortgage-backed securities. The fair values of these securities are based on prices obtained from an independent, nationally-recognized, third-party pricing service. The pricing service uses various techniques to determine pricing for our mortgage-backed securities, including option pricing and discounted cash flow analysis. The inputs include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers, reference data, monthly payment information and collateral performance. At March 31, 2011 and December 31, 2010, our entire available-for-sale residential mortgage-backed securities portfolio was comprised of 15-year government-sponsored enterprise securities for which an active market exists for similar securities, making observable inputs readily available.

We analyze changes in the prices obtained from the pricing service from month to month, taking into consideration changes in market conditions including changes in mortgage spreads, changes in U.S. Treasury security yields, and changes in generic pricing of 15-year securities. As a further point of validation, our Treasury Department generates its own month-end fair value estimate for all mortgage-backed securities, agency-issued collateralized mortgage obligations (also backed by 15-year mortgage-backed securities), and state and municipal securities. While the prices obtained from the independent pricing service have not been adjusted, any notable differences between those prices and our Treasury Department’s prices are subject to further analysis. This additional analysis may include a review of prices provided by other independent parties, a yield analysis, a review of average life changes using Bloomberg analytics, and a review of historical pricing for the particular security. Based on our review of the prices provided by the pricing service, the fair values incorporate observable market inputs used by market participants at the measurement date and, as such, are classified as Level 2 securities.

We will, in future filings beginning with the Form 10-Q for the quarter ended June 30, 2011, revise our disclosures to indicate the extent to which, and how, the information obtained from our third-party pricing service is used in developing our fair value measurements.

Note 22 – Business Segment Information, page F-77

21.	We note that approximately 45% of your consolidated provision for loan losses for the year ended December 31, 2010 was allocated to your “Other” business segment and that your basis for allocating the provision to your reportable segments is a five-year rolling average net charge-off rate. Please respond to the following:

•	Tell us how you determined that your allocation of the provision was made on a “reasonable basis” given that your “Other” segment does not appear to have been allocated any loans;

As indicated on page F-78, our business segment disclosure is derived from information generated by our internal profitability reporting system, which is based on a series of management estimates and allocations regarding funds transfer pricing, the provision for loan losses, non-interest expense and income taxes. With regard to the provision for loan losses, a five-year rolling average net charge-off rate is used as the basis for the provision for loan losses for each respective segment.

A five-year rolling average net charge-off rate is used for purposes of our internal profitability reporting in order to present a level of portfolio credit cost that is representative of the Company’s historical experience over an appropriate time period without presenting potential volatility from year-to-year changes in credit conditions. Depending on the point within the credit cycle, the provision for loan losses used for internal profitability reporting purposes may be greater than, or less than, the provision reported in the Consolidated Statement of Income for a specific period. Use of a rolling average is particularly important in periods characterized by significant portfolio change (growth or contraction) and/or periods in which it is necessary to increase or decrease the allowance for loan losses. Similar to funds transfer pricing and other allocations utilized for purposes of internal profitability reporting, we believe that the use of a rolling average is reasonable and necessary in order to permit management to more effectively assess the longer-term profitability and viability of a business segment.

•

Confirm whether your loan portfolio is allocated to your business segments in the same manner in which they are segregated into your loan portfolio segments. In other words, clarify whether loans within your Commercial Banking portfolio segment are allocated to your Commercial Banking business segment while loans within your Retail portfolio segment are allocated to your Retail and Business Banking business segment. If not, please explain the basis for allocating loans to your business segments;

We confirm that our loan portfolio is allocated to our business segments in the same manner in which loans are reported within our loan portfolio segments. Specifically, loans within our Commercial Banking portfolio segment are allocated to our Commercial Banking business segment and loans within our Retail portfolio segment are allocated to our Retail and Business Banking business segment.

•

Explain why you chose to use an average charge-off rate as the basis for your segment provision allocation rather than directly attributing the provision recognized for each loan portfolio segment. For example, in your March 31, 2011 Form 10-Q you disclose on page 12 that you recorded a provision for loan losses of $11 million and $3.6 million, respectively, for your Commercial Banking and Retail Loan portfolio segments. However, in your business segment disclosure on page 62, you have allocated only $8.7 million and $2.5 million, respectively, to the Commercial Banking and Retail and Business Banking business segments. Please explain the reasons for these differences;

Please refer to our response to the first bulleted item within this comment for the reasons why we believe it is reasonable to use an average charge-off rate as the basis for our segment provision allocation rather than directly attributing the provision recognized for each loan portfolio segment.

Based on our use of a 5-year rolling average net charge-off rate, $11.2 million of the total $14.6 million provision for loan losses recorded for the quarterly period ended March 31, 2011 was allocated to the Commercial Banking segment ($8.7 million) and the Retail and Business Banking segment ($2.5 million). In accordance with our established methodology for internal profitability reporting, the difference of $3.4 million between the amount allocated to the aforementioned business segments and the total recorded provision for loan losses was reported within the “Other” segment.

•

Tell us how you considered whether using an average charge-off rate to allocate the provision for loan losses to your segments would accurately reflect the incurred loan losses in these segments in periods in which you were building your allowance (i.e., the provision exceed net charge-offs);

As noted in our response to the first bulleted item within this comment, a five-year rolling average net charge-off rate is used for purposes of our internal profitability reporting in order to present a level of portfolio credit cost that is representative of experience over an appropriate time period without presenting potential volatility from year-to-year changes in credit conditions. We believe this is particularly important in periods characterized by significant portfolio change (growth or contraction) and/or in periods in which it is necessary to increase or decrease the allowance for loan losses, as this method of allocation permits management to more effectively assess the longer-term profitability and viability of a business segment.

Our method of allocating the provision for loan losses for internal profitability reporting purposes is unlike the provision for loan losses determined in accordance with U.S. generally accepted accounting principles (“GAAP”). The difference between the sum of the loan loss provisions for each business segment, determined in accordance with our allocation methodology, and the consolidated provision for loan losses, determined in accordance with GAAP, is included within the “Other” segment.

•	Confirm whether your segment provision for loan losses is reported to your CODM in this manner for purposes of allocating resources and assessing segment financial performance; and

We confirm that our segment provision for loan losses is reported to our CODM in the same manner as presented in our segment disclosure. The source of the reported information is our internal profitability reporting system, which serves as the basis for allocating resources and assessing segment financial performance.

•	Tell us and disclose in future filings whether your operating segments were aggregated into reportable segments in accordance with ASU 280-10-50-21.

Our operating segments have been aggregated into reportable segments in accordance with ASU 280-10-50-21. With respect to ASU 280-10-50-21(a), we have identified our reportable segments and organized them based on the nature of the products and services offered. We will provide this disclosure in future filings beginning with the Form 10-Q for the quarter ended June 30, 2011. With respect to ASU 280-10-50-21(b), we will continue to provide disclosure of the types of products and services from which each reportable segment derives its revenues. This information is currently disclosed within the opening paragraph of our discussion of each segment’s results of operations (pages 38-40 of the December 31, 2010 Form 10-K).

22.	As a related matter, please tell us how the net interest income in your “Other” business segment was generated. Based on your disclosure regarding funds transfer pricing on page F-78, it would appear that your net interest income would be allocated solely among your Commercial Banking, Retail and Business Banking, Wealth Management and Treasury business segments.

We have maintained considerable excess capital subsequent to completion of our second-step conversion in 2007. That excess capital has been invested, principally, in short-term investments, including Federal funds. The funds transfer pricing (“FTP”) impact of investing our excess capital has been included, for purposes of internal profitability reporting, within our “Other” segment based on our view that such excess capital levels are neither normal nor sustainable.

Page 42 of our December 31, 2010 Form 10-K includes the following disclosure:

“Other includes the residual financial impact from the allocation of revenues and expenses (including the provision for loan losses) and certain revenues and expenses not attributable to a particular segment, and the FTP impact from excess capital.”

As a result of our treatment of excess capital for purposes of internal profitability reporting, the interest income associated with the increase in average short-term investments is included within the “Other” segment.

Form 10-Q for the Quarterly Period March 31, 2011

Note 4 – Loans, page 11

23.	We note footnote 1 to your table showing the aging information for originated loans which indicates that $40 million of the loans in the “past due 90 days or more” category have not yet reached 90 days past due but have been placed on non-accrual status as they present uncertainty with respect to the collectability of interest and principal. Please tell us why you would classify loans that are not 90 days or more past due in that aging category, instead of simply properly classifying them in their aging category and adding a footnote indicating the amount of loans in that category that are on non-accrual status. Additionally, please clarify the loan class that this disclosure refers to.

In accordance with our established policy, loans that have not yet reached 90 days past due may be placed on non-accrual status if they present uncertainty with respect to the collectability of principal and interest. Such loans, referred to as “early non-performing loans”, represent a component of total non-performing loans. The remainder of our non-performing loan balance represents loans that are 90 days or more past due. In order to present total loans “90 days or more” past due at an amount equal to the total amount of originated non-performing loans disclosed on page 13, our early non-performing loans were classified as 90 days or more past due and the footnote 1 was added to the table. The classes of loans to which the $40 million relates are as follows:

•	Commercial and industrial loans – $13.3 million

•	Commercial real estate loans – $13.8 million

•	Equipment financing loans – $14.0 million

We have noted the Staff’s comment and will, in future filings beginning with the Form 10-Q for the quarter ended June 30, 2011, revise our disclosure of aging information for originated loans to classify early non-performing loans in their proper aging category and add a footnote indicating the amount of loans within each aging category that are on non-accrual status.

Note 10 – Business Segment Information, page 32

24.	Please tell us your basis for including the segment disclosures required by ASU 280-10-50-32 in Management’s Discussion and Analysis, as opposed to inclusion in the financial statement footnotes.

Historically, in connection with our quarterly reports on Form 10-Q, we have presented the segment disclosures required by ASU 280-10-50-32 within Management’s Discussion and Analysis (“MD&A”). Inclusion of these disclosures within MD&A reflects our belief that such performance information is useful in assessing and understanding the Company’s results of operations. We continue to believe that clear cross-referencing is an appropriate approach to meeting our disclosure obligations and respectfully submit that it is not necessary to include such disclosures within both the financial statement footnotes and MD&A in future filings.

*    *    *

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosures made in its filings, (b) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We believe that these responses address your comments. We look forward to your prompt review of this submission.

If you have any questions, please contact me at (203) 338-5055, or the Company’s General Counsel, Robert E. Trautmann, at (203) 338-4584.

Sincerely,

/s/ Kirk W. Walters

Kirk W. Walters

Senior Executive Vice President and Chief Financial Officer

People’s United Financial, Inc.